Exhibit 99.1

China Digital TV Receives Notice of Delisting from the New York Stock Exchange

BEIJING, China, May 18, 2017 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced that it has received notice from the New York Stock Exchange (“NYSE”) that the NYSE has suspended trading immediately and commenced proceedings to delist the Company’s American Depositary Shares (“ADS” or “shares”) from the NYSE. Trading of the ADSs was previously halted on May 16, 2017.

In its decision to commence delisting proceedings, the NYSE cited Section 802.01D of the NYSE Listed Company Manual, which may among other reasons prompt delisting when a company has sold or otherwise disposed of its principal operating assets or has ceased to be an operating company, alongside an NYSE concern about the timing and certainty of the Company’s special cash dividend of US$1.50 per ordinary share.

The Company has a right to a review, by a committee of the Board of Directors of the NYSE, of the NYSE delisting determination. The Company presently intends to exercise this right and appeal the NYSE’s decision to delist its shares. While the Company does intend to appeal the determination, it is also now actively seeking other alternative listing arrangements and will announce those arrangements once they are finalized.

During the appeal period and as alternative listing arrangements are put in place, the Company intends to continue to communicate all material developments to its shareholders through normal channels, such as SEC filings and press releases.

The Company emphasizes that current shareholder ownership rights remain in place and all shareholders retain rights of ownership in China Digital TV. Most importantly, the Company remains fully focused on and committed to improving its ongoing operations. As highlighted in the recent first quarter earnings announcement on May 16, 2017 ("First Quarter Earnings"), the Company is making progress on increasing users, expanding its geographic footprint, and further diversifying its content offerings in the cloud business. Further, the Board of Directors is continuing to review potential opportunities to acquire new operating businesses or assets to further enhance operations.

Update on Special Cash Dividend

As announced when the Company reported First Quarter Earnings, the Board of Directors declared a special cash dividend of US$1.50 per ordinary share on April 21, 2017. The aggregate amount of cash dividend to be paid approximates US$90 million. Shareholders of record as of the close of business on May 31, 2017, U.S. Eastern Daylight Time, will be eligible to receive the dividend. The payment date of this special cash dividend is expected to be on or about June 15, 2017.

The funds for the dividend, all of which have been received by the Company, will come from the proceeds previously received from the Beijing Super TV sale, after certain foreign currency exchange procedures are completed. So far, the Company's offshore account has received a portion of the proceeds in US dollars equivalent to 100 million Renminbi. The remaining proceeds are still in the procedures of currency exchange from Renminbi to US dollars. If the Company is unable to pay the dividend on June 15, 2017 due to the ongoing foreign currency conversion procedures, the Company commits to update the market with a new special dividend payment date as soon as possible.

The Company does not believe the delisting process will impact the payment of this dividend to shareholders.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the cloud computing, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Investor Relations

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Xueli Song

Tel: +1 (646) 328-1950

Email: stv@icrinc.com